UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Baosheng Media Group Holdings Limited

(Name of Issuer)

Ordinary shares, $0.0016 par value per share

(Title of Class of Securities)

G08908116

(CUSIP Number)

Yanjun Hu

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong 510630

People’s Republic of China
(86)020-85548080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G08908116

1	Name of Reporting Person EJAM New Media Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 636,061 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 636,061 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 636,061 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.95% (2)
14	Type of Reporting Person CO

(1)	Represents ordinary shares held by EJAM New Media Holdings Limited, a British Virgin Islands company wholly owned by EJAM International Limited, a company formed in Hong Kong with limited liability and wholly owned by EJAM Group Co., Ltd., a company formed in the People’s Republic of China (the “PRC”) as of the date of this filing. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 9,146,812 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G08908116

1	Name of Reporting Person EJAM International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 636,061 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 636,061 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 636,061 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.95% (2)
14	Type of Reporting Person CO

(1)	Represents ordinary shares indirectly held by EJAM International Limited, a company formed in Hong Kong with limited liability, through its wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company, as of the date of this filing. EJAM International Limited is wholly owned by EJAM Group Co., Ltd., a company formed in the PRC and owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 9,146,812 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G08908116

1	Name of Reporting Person EJAM Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 636,061 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 636,061 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 636,061 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.95% (2)
14	Type of Reporting Person CO

(1)	Represents ordinary shares indirectly held by EJAM Group Co., Ltd., a company formed in the PRC, through its indirect wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company, as of the date of this filing. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 9,146,812 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G08908116

1	Name of Reporting Person Yanjun Hu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 636,061 (2)
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 636,061 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 636,061 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.95% (4)
14	Type of Reporting Person IN

(1)	Represents 0 ordinary share directly held by Mr. Yanjun Hu as of the date of this filing.

(2)	Represents 636,061 ordinary shares beneficially owned by Mr. Yanjin Hu through EJAM Group Co., Ltd. and its subsidiaries as of the date of this filing. Mr. Yanjun Hu holds 36.35% of the equity interests in EJAM Group Co., Ltd., a company formed in the PRC, which in turn indirectly holds 636,061 ordinary shares of the Issuer through its indirect wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company.

(3)	Represents the aggregate of 0 ordinary shares directly held by Mr. Yanjun Hu and 636,061 ordinary shares beneficially owned by Mr. Yanjun Hu as of the date of this filing. Mr. Yanjun Hu holds 36.35% of the equity interests in EJAM Group Co., Ltd., a company formed in the PRC, which in turn indirectly holds 636,061 ordinary shares of the Issuer through its indirect wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company.

(4)	The beneficial ownership percentage is calculated based on 9,146,812 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

Item 1. Security and Issuer

Securities acquired:	Ordinary shares, $0.0016 par value per share

Issuer:	Baosheng Media Group Holdings Limited Floor 15, Yonghe East Building B No.28 Andingmen East Avenue Dongcheng District, Beijing, China

Item 2. Identity and Background

(a)	This Schedule 13D is being field on behalf of EJAM New Media Holdings Limited, EJAM International Limited, EJAM Group Co., Ltd., and Yanjun Hu (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person is as follows:

(i)	EJAM New Media Holdings Limited

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(ii)	EJAM International Limited

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(iii)	EJAM Group Co., Ltd.

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(iv)	Yanjun Hu

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(c)	Present Principal Occupation or Employment of each Reporting Person:

(i)	EJAM New Media Holdings Limited

Shareholder of the Issuer

(ii)	EJAM International Limited

Director and the sole shareholder of EJAM New Media Holdings Limited and conducting security investment in other companies

(iii)	EJAM Group Co., Ltd.

EJAM Group Co., Ltd. is an innovative marketing solution provider based in China (Stock Symbol: NEEQ 834498)

(iv)	Yanjun Hu

Chairman of the Board of Directors of EJAM Group Co., Ltd.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

(i)	EJAM New Media Holdings Limited

British Virgin Islands

(ii)	EJAM International Limited

Hong Kong

(iii)	EJAM Group Co., Ltd.

People’s Republic of China

(iv)	Yanjun Hu

People’s Republic of China

Item 3. Source and Amount of Funds

On July 27, 2022, through a series of transactions, Mr. Yanjun Hu sold an aggregate of 161,783 publicly traded ordinary shares of the Issuer.

On August 29, 2022, EJAM New Media Holdings Limited sold an aggregate of 2,372 publicly traded ordinary shares of the Issuer.

Item 4. Purpose of the Transaction

The purpose of the aforementioned acquisitions is investment.

As of the date of this filing, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Reporting Persons	Beneficial Ownership		Percentage of Total Ordinary Shares(1)	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
EJAM New Media Holdings Limited (2)	636,061	(3)	6.95%	0		636,061	(3)	0		636,061	(3)
EJAM International Limited (4)	636,061	(5)	6.95%	0		636,061	(4)	0		636,061	(5)
EJAM Group Co., Ltd. (6)	636,061	(7)	6.95%	0		636,061	(7)	0		636,061	(7)
Yanjun Hu	636,061	(8)	6.95%	0	(9)	636,061	(10)	0	(9)	636,061	(10)

(1)	The beneficial ownership percentage is calculated based on 9,146,812 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

(2)	EJAM New Media Holdings Limited is a British Virgin Islands company wholly owned by EJAM International Limited, a company formed in Hong Kong with limited liability and wholly owned by EJAM Group Co., Ltd., a company formed in the PRC. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(3)	Represents the number of ordinary shares held by EJAM New Media Holdings Limited as of the date of this filing.

(4)	EJAM International Limited is a company formed in Hong Kong with limited liability and has a wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM International Limited is wholly owned by EJAM Group Co., Ltd., a company formed in the PRC and owned as to 36.35% by Mr. Yanjun Hu.

(5)	Represents the number of ordinary shares indirectly held by EJAM International Limited as of the date of this filing.

(6)	EJAM Group Co., Ltd. is a company formed in the PRC and holds 100% of the equity interests in EJAM International Limited, which in turn holds 100% of the equity interests in EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(7)	Represents the number of ordinary shares indirectly held by EJAM Group Co., Ltd. as of the date of this filing.

(8)	Represents the number of ordinary shares beneficially owned by Mr. Yanjun Hu as of the date of this filing.

(9)	Represents the number of ordinary shares directly held by Mr. Yanjun Hu as of the date of this filing.

(10)	Represents the number of ordinary shares beneficially owned by Mr. Yanjun Hu through EJAM Group Co., Ltd. and its subsidiaries as of the date of this filing.

(c) To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

EJAM New Media Holdings Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM International Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM Group Co., Ltd.

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

/s/ Yanjun Hu
Name: Yanjun Hu

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value of US$0.0016 per share, of Baosheng Media Group Holdings Limited, a Cayman Islands exempted company, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 15, 2022.

EJAM New Media Holdings Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM International Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM Group Co., Ltd.

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

/s/ Yanjun Hu
Name: Yanjun Hu